June 5, 2025

Kuk Hyoun Hwang
Chief Executive Officer
OSR Holdings, Inc.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

       Re: OSR Holdings, Inc.
           Registration Statement on Form S-1
           Filed May 28, 2025
           File No. 333-287626
Dear Kuk Hyoun Hwang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Erika Calder  n, Esq.